
HUMBOLDT
ELKO
WASHOE
PERSHING
Winnemucca
Wells
Elko
Carlin
Battle Mountain
Lovelock
CHURCHILL
LANDER
EUREKA
WHITE
PINE
Reno
Fallon
Austin
Eureka
Carson City
Ely
MINERAL
NYE
Hawthorne
Tonopah
ESMERALDA
Goldfield
Caliente
PROPERTY
LOCATION
LINCOLN
Beatty
CLARK
Las Vegas
SAGUARO RESOURCES, INC.
SKY 1-4 CLAIMS
LOCATION MAP
ESMERALDA CO., NEVADA
SCALE: AS SHOWN
DATE: AUG, 2008
DRAWN BY: J.M.
FIGURE: 1


SKY CLAIMS
T 5 S
T 6 S
SAGUARO RESOURCES, INC.
SKY 1-4 CLAIMS
T 5 S- R 41 E, SECT. 35 NW 1/4
CLAIM MAP
ESMERALDA CO., NEVADA
SCALE: AS SHOWN
DATE AUG. 2008
DRAWN BY: J.M.
FIGURE:



SKY CLAIMS
T5S
T6S
T7S
T8S
T9S
T10S
T11S
R39E
R40E
R41E
R42E
R43E
117°30'
CALIFORNIA
AFTER U.S.G.S. BULLETIN 78, PLATE 1
For legend see Fig. 3b
N
PROFESSIONAL GEOCHEMIST
PROVINCE OF
J. W. McLEOD
BRITISH COLUMBIA

SAGUARO RESOURCES, INC.

SKY 1-4 CLAIMS LIDA QUADRANGLE

T5S-R41E, SECT. 35 NW 1/4

REGIONAL GEOLOGY

ESMERALDA CO., NEVADA

0 2 4 8 MILES

0 5 10 KM.

SCALE: 1:250,000	DATE: AUG. 2008
DRAWN BY: J.M.	FIGURE: 3a

CHONG


After U.S.G.S. BULLETIN 78, PLATE 1
SAGUARO RESOURCES, INC.
SKY 1-4 CLAIMS LIDA QUADRANGLE
T5S-R41E, SECT. 35 NW 1/4
LEGEND FOR FIG. 3a
ESMERALDA CO., NEVADA
SCALE: —
DATE: AUG. 2008
DRAWN BY: J.M.
FIGURE: 3b
PROFESSIONAL
PROVINCE OF
J. W. McLEOD
BRITISH COLUMBIA
GEOSCIENTIST

CHONG


SKY CLAIMS
EXPLANATION
Magnetic contours
SAGUARO RESOURCES, INC.
SKY I-4 CLAIMS LIDA QUADRANGLE
T5S.-R41E, SECC. 35 NW 1/4
AEROMAGNETIC MAP
ESMERALDA CO., NEVADA
0 2 4 8 MILES
0 5 10 KM
SCALE 1:250,000
DATE AUG 2008
DRAWN BY J.M.
FIGURE 4
After U.S.G.S. Map GP-753
N